UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03	YEAR: 2013
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
10000000	TOTAL ASSETS	170,450,766	164,997,151
11000000	CURRENT ASSETS	43,485,326	54,637,754
11010000	CASH AND CASH EQUIVALENTS	15,195,882	19,063,325
11020000	SHORT-TERM INVESTMENTS	3,163,018	5,317,296
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	3,163,018	5,317,296
11030000	CUSTOMER (NET)	10,777,660	18,982,277
11030010	CUSTOMER	13,182,455	21,168,000
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-2,404,795	-2,185,723
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	4,889,211	3,912,425
11040010	OTHER ACCOUNTS RECEIVABLE	5,089,677	4,049,003
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-200,466	-136,578
11050000	INVENTORIES	1,894,091	1,508,581
11051000	BIOLOGICAL ASSETS CURRENT	0	0
11060000	OTHER CURRENT ASSETS	7,565,464	5,853,850
11060010	ADVANCE PAYMENTS	1,819,471	1,173,095
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	5,892	2,373
11060030	ASSETS AVAILABLE FOR SALE	0	0
11060040	DISCONTINUED OPERATIONS	0	0
11060050	RIGHTS AND LICENSING	0	0
11060060	OTHER	5,740,101	4,678,382
12000000	NON-CURRENT ASSETS	126,965,440	110,359,397
12010000	ACCOUNTS RECEIVABLE (NET)	486,041	334,775
12020000	INVESTMENTS	54,161,937	42,978,939
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	22,743,559	22,111,315
12020020	HELD-TO-MATURITY DEBT SECURITIES	683,856	388,504
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	3,642,610	2,986,933
12020040	OTHER	27,091,912	17,492,187
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	49,826,691	48,267,322
12030010	BUILDINGS	14,758,595	15,673,050
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	70,382,900	64,893,812
12030030	OTHER EQUIPMENT	7,957,813	7,196,398
12030040	ACCUMULATED DEPRECIATION	-47,702,925	-43,392,016
12030050	CONSTRUCTION IN PROGRESS	4,430,308	3,896,078
12040000	INVESTMENT PROPERTIES	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0
12060000	INTANGIBLE ASSETS (NET)	11,216,998	11,126,791
12060010	GOODWILL	2,671,660	2,571,632
12060020	TRADEMARKS	1,759,091	1,759,256
12060030	RIGHTS AND LICENSING	992,666	855,718
12060031	CONCESSIONS	3,655,985	3,655,985
12060040	OTHER	2,137,596	2,284,200
12070000	DEFERRED TAX ASSETS	2,501,614	1,100,731
12080000	OTHER NON-CURRENT ASSETS	8,772,159	6,550,839
12080001	ADVANCE PAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	6,868	12,627
12080020	EMPLOYEE BENEFITS	0	0
12080021	ASSETS AVAILABLE FOR SALE	0	0
12080030	DISCONTINUED OPERATIONS	0	0
12080040	DEFERRED ASSETS (NET)	0	0
12080050	OTHER	8,765,291	6,538,212
20000000	TOTAL LIABILITIES	96,059,166	96,531,574
21000000	CURRENT LIABILITIES	26,474,583	36,245,637
21010000	BANK LOANS	287,535	225,000
21020000	STOCK MARKET LOANS	0	0
21030000	OTHER INTEREST BEARING LIABILITIES	588,704	589,257
21040000	SUPPLIERS	8,810,418	8,594,138
21050000	TAXES PAYABLE	936,477	1,355,818
21050010	INCOME TAXES PAYABLE	222,768	512,593
21050020	OTHER TAXES PAYABLE	713,709	843,225
21060000	OTHER CURRENT LIABILITIES	15,851,449	25,481,424
21060010	INTEREST PAYABLE	963,450	741,819
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	1,176
21060030	DEFERRED INCOME	10,345,947	21,215,862
21060050	EMPLOYEE BENEFITS	609,834	301,800
21060060	PROVISIONS	178,684	213,793
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0
21060070	DISCONTINUED OPERATIONS	0	0
21060080	OTHER	3,753,534	3,006,974
22000000	NON-CURRENT LIABILITIES	69,584,583	60,285,937
22010000	BANK LOANS	13,327,056	13,200,464
22020000	STOCK MARKET LOANS	46,483,395	39,415,955
22030000	OTHER INTEREST BEARING LIABILITIES	4,556,596	4,531,893
22040000	DEFERRED TAX LIABILITIES	0	0
22050000	OTHER NON-CURRENT LIABILITIES	5,217,536	3,137,625
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	376,374	351,586
22050020	DEFERRED INCOME	942,301	769,301
22050040	EMPLOYEE BENEFITS	218,607	38,852
22050050	PROVISIONS	59,695	59,793
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0
22050060	DISCONTINUED OPERATIONS	0	0
22050070	OTHER	3,620,559	1,918,093
30000000	STOCKHOLDERS' EQUITY	74,391,600	68,465,577
30010000	CONTROLLING INTEREST	65,552,787	60,609,492
30030000	SOCIAL CAPITAL	4,978,126	4,978,126
30040000	SHARES REPURCHASED	-12,627,388	-13,103,223
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	55,098,939	51,038,886
30080010	LEGAL RESERVE	2,139,007	2,139,007
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	52,147,019	44,572,388
30080040	NET INCOME FOR THE YEAR	5,284,449	8,760,637
30080050	OTHER	-4,471,536	-4,433,146
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULTS (NET OF TAX)	2,213,291	1,805,884
30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	-69,792	-69,792
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	59,724	-24,555
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	918,957	485,231
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-159,956	-157,252
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	1,193,031	1,411,651
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	271,327	160,601
30090080	OTHER COMPREHENSIVE RESULT	0	0
30020000	NON-CONTROLLING INTEREST	8,838,813	7,856,085

DATA INFORMATION
AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	5,022,218	5,325,977
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	32,257,455	30,263,345
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,494,410
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,483,716
91000050	PENSIONS AND SENIORITY PREMIUMS	1,931,801	1,905,699
91000060	NUMBER OF EXECUTIVES (*)	72	41
91000070	NUMBER OF EMPLOYEES (*)	31,390	28,558
91000080	NUMBER OF WORKERS (*)	0	0
91000090	NUMBER OF OUTSTANDING SHARES (*)	335,618,022,792	333,897,940,506
91000100	NUMBER OF REPURCHASED SHARES (*)	26,811,864,339	28,531,946,625
91000110	RESTRICTED CASH (1)	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0

(1) THIS CONCEPT MUST BE COMPLETED WHEN GUARANTEES HAVE BEEN PROVIDED AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	52,347,647	18,763,125	49,497,953	17,357,531
40010010	SERVICES	40,248,440	14,650,126	38,591,833	13,713,563
40010020	SALE OF GOODS	1,577,721	543,089	1,529,713	534,765
40010030	INTEREST	0	0	0	0
40010040	ROYALTIES	3,890,042	1,309,638	3,707,504	1,107,732
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	6,631,444	2,260,272	5,668,903	2,001,471
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	28,115,183	9,697,179	26,267,151	8,991,746
40021000	GROSS PROFIT (LOSS)	24,232,464	9,065,946	23,230,802	8,365,785
40030000	GENERAL EXPENSES	10,974,077	3,890,549	9,981,598	3,241,494
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	13,258,387	5,175,397	13,249,204	5,124,291
40050000	OTHER INCOME AND (EXPENSE), NET	160,826	-101,079	-433,281	-260,220
40060000	OPERATING INCOME (LOSS)	13,419,213	5,074,318	12,815,923	4,864,071
40070000	FINANCE INCOME	791,679	261,731	827,056	444,005
40070010	INTEREST INCOME	791,679	261,731	721,031	212,629
40070020	FOREIGN EXCHANGE GAIN, NET	0	0	13,572	9,578
40070030	DERIVATIVES GAIN, NET	0	0	92,453	221,798
40070040	EARNINGS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	3,965,693	1,423,780	4,159,887	1,064,957
40080010	INTEREST EXPENSE	3,503,812	1,233,961	3,226,887	1,064,957
40080020	FOREIGN EXCHANGE LOSS, NET	304,321	121,396	0	0
40080030	DERIVATIVES LOSS, NET	157,560	68,423	0	0
40080050	LOSS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	933,000	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-3,174,014	-1,162,049	-3,332,831	-620,952
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	-923,189	-199,814	-233,830	-209,122
40110000	INCOME (LOSS) BEFORE INCOME TAXES	9,322,010	3,712,455	9,249,262	4,033,997
40120000	INCOME TAXES	2,945,454	1,080,887	2,285,248	809,450
40120010	INCOME TAX, CURRENT	4,431,171	1,091,863	3,203,543	1,140,350
40120020	INCOME TAX, DEFERRED	-1,485,717	-10,976	-918,295	-330,900
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	6,376,556	2,631,568	6,964,014	3,224,547
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0
40150000	NET INCOME (LOSS)	6,376,556	2,631,568	6,964,014	3,224,547
40160000	NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,092,107	242,316	1,201,454	364,186
40170000	NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	5,284,449	2,389,252	5,762,560	2,860,361

40180000	NET INCOME (LOSS) PER BASIC SHARE	1.85	0.84	2.03	1.01
40190000	NET INCOME (LOSS) PER DILUTED SHARE	1.71	0.77	1.86	0.92

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	6,376,556	2,631,568	6,964,014	3,224,547
	ITEMS NOT TO BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	0	0	0	0
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	87,050	53,034	-255,225	-166,240
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	433,726	-151,525	47,517	267,867
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-2,704	-26,289	-109,397	-9,058
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	-218,620	9,665	460,474	452,760
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	110,726	75,599	46,061	-18,290
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	410,178	-39,516	189,430	527,039

40300000	COMPREHENSIVE INCOME (LOSS)	6,786,734	2,592,052	7,153,444	3,751,586
40320000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,094,878	247,587	1,171,902	340,934
40310000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	5,691,856	2,344,465	5,981,542	3,410,652

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	7,278,088	2,490,282	6,174,626	2,105,258
92000020	EMPLOYEES' PROFIT SHARING, CURRENT	12,838	4,449	10,563	2,252

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	72,140,103	67,790,723
92000040	OPERATING INCOME (LOSS) (**)	18,742,843	17,961,387
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	8,282,526	7,964,372
92000060	NET INCOME (LOSS) (**)	9,481,710	9,550,269
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	9,577,702	8,148,170

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	9,322,010	9,249,262
50020000	+ (-) ITEMS NOT REQUIRING CASH	723,191	683,353
50020010	+ ESTIMATES FOR THE PERIOD	623,999	547,211
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	99,192	136,142
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	8,014,526	8,461,063
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	7,278,088	6,174,626
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	161,588	315,654
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	0	0
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	923,189	233,830
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(30,825)	(87,334)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	(468,762)	1,675,071
50030080	(-) + OTHER ITEMS	151,248	149,216
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	4,749,028	2,405,875
50040010	(+) ACCRUED INTEREST	3,503,812	3,226,887
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	650,211	(2,133,606)
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	157,560	840,547
50040040	+ (-) OTHER ITEMS	437,445	472,047
50050000	CASH FLOW BEFORE INCOME TAX	22,808,755	20,799,553
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	(10,534,151)	(7,224,930)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	7,652,870	8,757,987
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(3,417,809)	(1,793,637)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	(2,440,346)	(1,460,914
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	221,067	533,784
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(8,252,067)	(10,054,649)
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(4,297,866)	(3,207,501)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	12,274,604	13,574,623
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(17,978,269)	(7,363,065)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(1,352,968)	(365,131)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(8,627,115)	(7,230,339)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	82,193	124,731
50080050	(-) TEMPORARY INVESTMENTS	(420,060)	(285,776)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	2,278,985	635,202
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(446,419)	(228,274)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(9,492,885)	(13,478)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	1,809,551	(5,733,467)
50090010	+ BANK FINANCING	342,984	200,000
50090020	+ STOCK MARKET FINANCING	6,442,598	0
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(157,410)	(1,000,000)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(291,968)	(385,143)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	(1,084,192)	(1,002,692)
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(3,232,136)	(3,186,324)
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	+ (-) OTHER ITEMS	(210,325)	(359,308)

50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,894,114)	478,091
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	26,671	(60,821)
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,063,325	16,275,924
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	15,195,882	16,693,194

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2012	5,040,808	-15,971,710	15,889,819	0	0	2,139,007	43,319,104	1,323,202	51,740,230	7,280,119	59,020,349

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,002,692	0	-1,002,692	-315,309	-1,318,001

(DECREASE) INCREASE OF CAPITAL	-62,682	0	0	0	0	0	-1,929,032	0	-1,991,714	0	-1,991,714

REPURCHASE OF SHARES	0	-752,215	0	0	0	0	0	0	-752,215	0	-752,215

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	3,420,481	0	0	0	0	-204,507	0	3,215,974	-7,499	3,208,475

COMPREHENSIVE INCOME	0	0	0	0	0	0	5,762,560	218,982	5,981,542	1,171,902	7,153,444

BALANCE AT SEPTEMBER 30, 2012	4,978,126	-13,303,444	15,889,819	0	0	2,139,007	45,945,433	1,542,184	57,191,125	8,129,213	65,320,338
BALANCE AT JANUARY 1, 2013	4,978,126	-13,103,223	15,889,819	0	0	2,139,007	48,899,879	1,805,884	60,609,492	7,856,085	68,465,577

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	-101,814	0	-101,814	-1,088	-102,902

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,084,192	0	-1,084,192	-107,138	-1,191,330

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-843,989	0	0	0	0	0	0	-843,989	0	-843,989

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,319,824	0	0	0	0	-38,390	0	1,281,434	-3,924	1,277,510

COMPREHENSIVE INCOME	0	0	0	0	0	0	5,284,449	407,407	5,691,856	1,094,878	6,786,734

BALANCE AT SEPTEMBER 30, 2013	4,978,126	-12,627,388	15,889,819	0	0	2,139,007	52,959,932	2,213,291	65,552,787	8,838,813	74,391,600

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED
Final Printing

MEXICO CITY, D.F., OCTOBER 24, 2013—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR THIRD QUARTER 2013. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

THE FOLLOWING INFORMATION FROM THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED SEPTEMBER 30, 2013 AND 2012 IS PRESENTED IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE CHANGE WHEN COMPARING 2013 WITH 2012:

NET SALES

NET SALES INCREASED 8.1% TO PS.18,763.1 MILLION IN THIRD QUARTER 2013 COMPARED WITH PS.17,357.5 MILLION IN THIRD QUARTER 2012. THIS INCREASE WAS ATTRIBUTABLE TO STRONG GROWTH IN BOTH OUR CONTENT AND OUR DISTRIBUTION BUSINESSES. OPERATING SEGMENT INCOME INCREASED 6.1%, REACHING PS.7,960.9 MILLION WITH A MARGIN OF 41.6% IN THIRD QUARTER 2013 COMPARED WITH PS.7,506.5 MILLION WITH A MARGIN OF 42.4% IN THIRD QUARTER 2012.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY DECREASED TO PS.2,389.3  MILLION, OR 16.5%, IN  THIRD QUARTER 2013 COMPARED WITH PS.2,860.4 MILLION IN THIRD QUARTER 2012. THE NET DECREASE OF PS.471.1 MILLION REFLECTED I) A PS.385.1 MILLION INCREASE IN DEPRECIATION AND AMORTIZATION; II) A PS.290.3 MILLION INCREASE IN OTHER FINANCE EXPENSE, NET; III) A PS.271.5 MILLION INCREASE IN INCOME TAXES; IV) A PS.169.0 MILLION INCREASE IN INTEREST EXPENSE; AND V) A PS.131.0 MILLION IN FOREIGN EXCHANGE LOSS, NET. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY I) AN INCREASE IN OPERATING SEGMENT INCOME OF PS.454.4 MILLION; II) A PS.159.2 MILLION DECREASE IN OTHER EXPENSE, NET; AND III) A PS.121.9 MILLION DECREASE IN NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS.

THIRD QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS THIRD-QUARTER CONSOLIDATED RESULTS ENDED SEPTEMBER 30, 2013 AND 2012 FOR EACH OF OUR BUSINESS SEGMENTS. CONSOLIDATED RESULTS FOR THE THIRD QUARTER 2013 AND 2012 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

THIRD QUARTER SALES INCREASED 5.3% TO PS.8,794.0 MILLION COMPARED WITH PS.8,349.8 MILLION IN THIRD QUARTER 2012.

ADVERTISING REVENUE GREW BY 5.0% TO PS.6,426.7 MILLION COMPARED WITH PS.6,119.7 MILLION IN THIRD QUARTER 2012. THESE RESULTS REFLECT AN INCREASE IN COMMERCIALIZED TIME BOTH IN OUR FREE TO AIR AND PAY TV NETWORKS, AS WELL AS THE STRENGTH OF TELEVISION AS THE ADVERTISING PLATFORM OF CHOICE. FOLLOWING THE TREND OF THE FIRST HALF OF THE YEAR, OUR CONTENT CONTINUED TO DELIVER SOLID AUDIENCES DURING THE THIRD QUARTER.

NETWORK SUBSCRIPTION REVENUE INCREASED BY 6.2% TO PS.872.3 MILLION COMPARED WITH PS.821.7 MILLION IN THIRD QUARTER 2012. DURING THE QUARTER, TELEVISA CONTINUED TO PRODUCE AND TRANSMIT SEVERAL OF THE LEADING PAY-TV NETWORKS IN MEXICO IN KEY CATEGORIES, INCLUDING GENERAL ENTERTAINMENT, MUSIC AND LIFESTYLE, AND MOVIES.

LICENSING AND SYNDICATION REVENUE INCREASED BY 6.1% TO PS.1,495.0 MILLION COMPARED WITH PS.1,408.4 MILLION IN THIRD QUARTER 2012. THE GROWTH IS EXPLAINED MAINLY BY AN INCREASE OF 15.2% IN ROYALTIES FROM UNIVISION, FROM US$62.0 MILLION IN THIRD QUARTER 2012 TO US$71.4 MILLION IN THIRD QUARTER 2013. THIS EFFECT WAS PARTIALLY OFFSET BY I) A DECREASE IN LICENSING REVENUES FROM THE REST OF THE WORLD; AND II) LOWER REVENUES FROM OUR OVERSEAS COPRODUCTIONS.

IN THE AGGREGATE, THE CONTENT SEGMENT RESULTS REFLECT A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES THAT AMOUNTED TO PS.20.8 MILLION.

THIRD QUARTER OPERATING SEGMENT INCOME INCREASED 4.4% TO PS.4,415.1 MILLION COMPARED WITH PS.4,227.2 MILLION IN THIRD QUARTER 2012; THE MARGIN WAS 50.2%.

PUBLISHING

THIRD QUARTER SALES DECREASED 5.2% TO PS.785.4 MILLION COMPARED WITH PS.828.3 MILLION IN THIRD QUARTER 2012. THE DECREASE IS EXPLAINED BY LOWER CIRCULATION AND ADVERTISING REVENUES IN MEXICO AND THE REST OF THE WORLD AND A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES. SALES OUTSIDE MEXICO REPRESENTED 60.5% OF THE SEGMENT.

THIRD QUARTER OPERATING SEGMENT INCOME DECREASED 47.4% TO PS.64.9 MILLION COMPARED WITH PS.123.5 MILLION IN THIRD QUARTER 2012, AND THE MARGIN WAS 8.3%. THIS DECREASE REFLECTS LOWER SALES AND HIGHER MARKETING EXPENSES. THIS EFFECT WAS PARTIALLY COMPENSATED BY I) A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS AND EXPENSES; AND II) A DECREASE IN PAPER, PRINTING AND EDITING COSTS.

SKY

THIRD QUARTER SALES GREW BY 9.9% TO PS.4,089.8 MILLION COMPARED WITH PS.3,722.7 MILLION IN THIRD QUARTER 2012. THE INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE IN MEXICO, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERINGS AND THE ATTRACTIVENESS OF SKY’S TRADITIONAL PAY-TV PACKAGES. THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED BY 232,671 DURING THE QUARTER TO 5,878,925 AS OF SEPTEMBER 30, 2013, COMPARED WITH 4,883,388 AS OF SEPTEMBER 30, 2012. SKY ENDED THE QUARTER WITH 202,675 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

THIRD QUARTER OPERATING SEGMENT INCOME INCREASED 11.1% TO PS.1,903.7 MILLION COMPARED WITH PS.1,713.6 MILLION IN THIRD QUARTER 2012, AND THE MARGIN WAS 46.5%.

CABLE AND TELECOM

THIRD QUARTER SALES INCREASED 12.4% TO PS.4,374.5 MILLION COMPARED WITH PS.3,890.6 MILLION IN THIRD QUARTER 2012. REVENUES FROM OUR THREE CABLE OPERATIONS, CABLEVISIÓN, CABLEMÁS AND TVI, AND BESTEL EXPERIENCED SOLID GROWTH. VOICE AND DATA REVENUE GENERATING UNITS, OR RGUS, CONTINUED TO BE THE MAIN DRIVERS OF GROWTH, GROWING ON AVERAGE 19.4% AND 25.4% COMPARED WITH THIRD QUARTER 2012, RESPECTIVELY, WHILE VIDEO RGUS EXPANDED BY 8.9%.

YEAR-OVER-YEAR, CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL NET SALES INCREASED 10.1%, 16.1%, 11.9%, AND 8.8% RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM SUBSIDIARIES AS OF SEPTEMBER 30, 2013:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2013 AMOUNTED TO 847,662, 627,324 AND 392,659 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2013 AMOUNTED TO 1,189,842, 668,487 AND 334,395 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2013 AMOUNTED TO 426,612, 270,849 AND 144,611 SUBSCRIBERS, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF SEPTEMBER 30, 2013 AMOUNTED TO 1,867,645, 2,192,724 AND 842,072, RESPECTIVELY.

THIRD QUARTER OPERATING SEGMENT INCOME INCREASED 3.4% TO PS.1,479.1 MILLION COMPARED WITH PS.1,430.3 MILLION IN THIRD QUARTER 2012, AND THE MARGIN REACHED 33.8%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CUSTOMER BASE OF CABLE PLATFORMS THAT WAS PARTIALLY OFFSET BY HIGHER PERSONNEL, LEASING AND MARKETING COSTS AND EXPENSES.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR THE QUARTER:

THE REVENUES FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,411.2 MILLION, PS.1,569.4 MILLION, PS.683.6 MILLION AND PS.820.1 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.540.3 MILLION, PS.516.0 MILLION, PS.235.0 MILLION AND PS.195.2 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.109.8 MILLION IN REVENUES OR PS.7.4 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE INCLUDED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

THIRD QUARTER SALES INCREASED 18.0% TO PS.1,085.4 MILLION COMPARED WITH PS.920.1 MILLION IN THIRD QUARTER 2012. THIS INCREASE IS EXPLAINED MAINLY BY I) AN INCREASE IN THE REVENUES OF OUR SOCCER BUSINESS; II) AN INCREASE IN THE REVENUES OF OUR GAMING BUSINESS DUE TO AN INCREASE IN THE REVENUES OF OUR BINGO HALLS; III) AN INCREASE IN THE REVENUES OF OUR RADIO BUSINESS DUE TO HIGHER ADVERTISING REVENUES; AND IV) AN INCREASE IN THE REVENUES OF OUR FEATURE-FILM DISTRIBUTION BUSINESS.

THIRD QUARTER OPERATING SEGMENT INCOME INCREASED TO PS.98.1 MILLION COMPARED WITH PS.11.9 MILLION IN THIRD QUARTER 2012, AND THE MARGIN REACHED 9.0%. THESE RESULTS REFLECT THE INCREASE IN REVENUES OF OUR SOCCER, GAMING, RADIO AND FEATURE-FILM DISTRIBUTION BUSINESSES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE THIRD QUARTER 2013 AND 2012 AMOUNTED TO PS.366.0 MILLION AND PS.354.0 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN THIRD QUARTER 2013 AND 2012 AMOUNTED TO PS.164.7 MILLION AND PS.157.6 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.159.2 MILLION, OR 61.2%, TO PS.101.1 MILLION IN THIRD QUARTER 2013, FROM PS.260.3 MILLION IN THIRD QUARTER 2012. THIS DECREASE REFLECTED PRIMARILY A LOWER LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT.

OTHER EXPENSE, NET, IN THIRD QUARTER 2013, INCLUDED PRIMARILY DONATIONS, FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, AND LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT.

NON-OPERATING RESULTS

FINANCE EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE, NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE QUARTERS ENDED SEPTEMBER 30, 2013 AND 2012:

THE FINANCE EXPENSE, NET, INCREASED BY PS.541.1 MILLION, OR 87.1%, TO PS.1,162.0 MILLION IN THIRD QUARTER 2013 FROM PS.620.9 MILLION IN THIRD QUARTER 2012. THIS INCREASE REFLECTED PRIMARILY I) A PS.290.3 MILLION INCREASE IN OTHER FINANCE EXPENSE, NET, TO PS.68.5 MILLION IN OTHER FINANCE EXPENSE IN THIRD QUARTER 2013 COMPARED WITH PS.221.8 MILLION IN OTHER FINANCE INCOME IN THIRD QUARTER 2012, RESULTING PRIMARILY FROM A LOSS IN DERIVATIVE FINANCIAL INSTRUMENTS IN THIRD QUARTER 2013 COMPARED WITH A GAIN IN THIRD QUARTER 2012; II) A PS.169.0 MILLION INCREASE IN INTEREST EXPENSE, TO PS.1,233.9 MILLION IN THIRD QUARTER 2013 COMPARED WITH PS.1,064.9 MILLION IN THIRD QUARTER 2012, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF DEBT AND FINANCE LEASE OBLIGATIONS IN THIRD QUARTER 2013; AND III) A PS.131.0 MILLION INCREASE IN FOREIGN EXCHANGE LOSS TO PS.121.4 MILLION IN FOREIGN EXCHANGE LOSS IN THIRD QUARTER 2013 COMPARED WITH PS.9.6 MILLION IN FOREIGN EXCHANGE GAIN IN THIRD QUARTER 2012, RESULTING PRIMARILY FROM THE EFFECT OF A 0.9% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR ON OUR AVERAGE NET UNHEDGED U.S. DOLLAR LIABILITY POSITION IN THIRD QUARTER 2013 COMPARED WITH A 3.3% APPRECIATION AND A LOWER U.S. DOLLAR LIABILITY POSITION IN THIRD QUARTER 2012. THESE UNFAVORABLE VARIANCES WERE OFFSET BY A PS.49.2 MILLION INCREASE IN INTEREST INCOME TO PS.261.8 MILLION IN THIRD QUARTER 2013 COMPARED WITH PS.212.6 MILLION IN THIRD QUARTER 2012, EXPLAINED PRIMARILY BY A HIGHER AVERAGE AMOUNT OF CASH, CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN THIRD QUARTER 2013.

SHARE OF LOSSES OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES, NET

SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET, DECREASED BY PS.9.3 MILLION, OR 4.4%, TO PS.199.8 MILLION IN THIRD QUARTER 2013 FROM PS.209.1 MILLION IN THIRD QUARTER 2012. THIS DECREASE REFLECTED A REDUCTION IN OUR SHARE OF LOSS OF GSF, OUR 50% JOINT VENTURE IN THE IUSACELL TELECOM BUSINESS.

INCOME TAXES

INCOME TAXES INCREASED BY PS.271.5 MILLION, OR 33.5%, TO PS.1,080.9 MILLION IN THIRD QUARTER 2013 COMPARED WITH  PS.809.4  MILLION IN THIRD QUARTER 2012. THIS INCREASE REFLECTED PRIMARILY A HIGHER EFFECTIVE INCOME TAX RATE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS DECREASED BY PS.121.9  MILLION, OR 33.5%, TO PS.242.3 MILLION IN THIRD QUARTER 2013, COMPARED WITH PS.364.2 MILLION IN  THIRD QUARTER 2012. THIS DECREASE REFLECTED PRIMARILY A LOWER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR SKY SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING THIRD QUARTER 2013, WE INVESTED APPROXIMATELY US$291.0 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$164.9 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$80.1 MILLION FOR OUR SKY SEGMENT, AND US$46.0 MILLION FOR OUR CONTENT SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING THIRD QUARTER 2013 INCLUDED APPROXIMATELY US$58.0 MILLION FOR CABLEVISIÓN, US$64.8 MILLION FOR CABLEMÁS, US$31.6 MILLION FOR TVI, AND US$10.5 MILLION FOR BESTEL.

DURING THIRD QUARTER 2013, WE MADE AN ADDITIONAL CAPITAL CONTRIBUTION IN CONNECTION WITH OUR 50% JOINT INTEREST IN GSF IN THE AGGREGATE AMOUNT OF PS.150.0 MILLION.

DURING THIRD QUARTER 2013, WE MADE AN INVESTMENT IN THE AMOUNT OF PS.7,000 MILLION IN CONVERTIBLE DEBT INSTRUMENTS WHICH, SUBJECT TO REGULATORY APPROVAL, WILL ALLOW US TO ACQUIRE 95% OF THE EQUITY INTEREST OF TENEDORA ARES, S.A.P.I. DE C.V. (“ARES”), OWNER OF 51% OF THE EQUITY INTEREST OF GRUPO CABLE TV, S.A. DE C.V. (“CABLECOM”), A TELECOMMUNICATIONS COMPANY THAT OFFERS VIDEO, TELEPHONY AND DATA SERVICES IN MEXICO. IN ADDITION, ARES WILL HAVE AN OPTION TO ACQUIRE IN THE FUTURE, SUBJECT TO REGULATORY APPROVALS, THE REMAINING 49% OF THE EQUITY INTEREST OF CABLECOM. ALSO, AS PART OF THIS TRANSACTION, WE INVESTED IN A LONG-TERM DEBT INSTRUMENT ISSUED BY ARES IN THE AMOUNT OF US$195.0 MILLION.

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL CONSOLIDATED DEBT AND FINANCE LEASE OBLIGATIONS AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.60,248.0 MILLION AND PS.52,991.4 MILLION AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.437.5 MILLION AND PS.375.0 MILLION, RESPECTIVELY.

ADDITIONALLY, WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.4,995.3 MILLION AND PS.4,971.1 MILLION AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.438.7 MILLION AND PS.439.2 MILLION, RESPECTIVELY.

AS OF SEPTEMBER 30, 2013, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.37,562.6 MILLION. THE AGGREGATE AMOUNT OF NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF SEPTEMBER 30, 2013 AMOUNTED TO PS.4,326.5 MILLION.

SHARES OUTSTANDING

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012, OUR SHARES OUTSTANDING AMOUNTED TO 335,618.0 MILLION AND 333,897.9 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,868.5 MILLION AND 2,853.8 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 573.7 MILLION AND 570.8 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:
   BBVA BANCOMER
   CREDIT SUISSE
   GBM CASA DE BOLSA
   GOLDMAN SACHS
   HSBC
   ITAÚ SECURITIES
   JPMORGAN
   MERRILL LYNCH
   MORGAN STANLEY
   NEW STREET
   SCOTIABANK
   UBS

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.         BASIS OF PREPARATION AND ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012,  ARE UNAUDITED,  AND HAVE BEEN PREPARED IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY THE INTERNATIONAL ACCOUNTING STANDARD 34, INTERIM FINANCIAL REPORTING. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

 THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, AND INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH WERE APPLIED ON A CONSISTENT BASIS AS OF SEPTEMBER 30, 2013, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

IN THE FIRST QUARTER OF 2013, THE GROUP ADOPTED THE PROVISIONS OF THE INTERNATIONAL ACCOUNTING STANDARD (“IAS”) 19, EMPLOYEE BENEFITS, AS AMENDED IN 2011, WHICH BECAME EFFECTIVE ON JANUARY 1, 2013. THE AMENDED IAS 19 ELIMINATED THE CORRIDOR APPROACH FOR THE RECOGNITION OF ACTUARIAL GAINS AND LOSSES, AND REQUIRES THE CALCULATION OF FINANCE COSTS ON A NET FUNDING BASIS. ALSO, THE AMENDED IAS 19 REQUIRES THE RECOGNITION OF PAST SERVICE COST AS AN EXPENSE AT THE EARLIER OF THE FOLLOWING DATES: (I) WHEN THE PLAN AMENDEMENT OR CURTAILMENT OCCURS; AND (II) WHEN THE ENTITY RECOGNIZES RELATED RESTRUCTURING COSTS OR TERMINATION BENEFITS. AS A RESULT OF THE ADOPTION OF THE AMENDED IAS 19, THE GROUP ADJUSTED A CONSOLIDATED UNAMORTIZED PAST SERVICE COST BALANCE IN THE AGGREGATE AMOUNT OF PS.102,902 IN CONSOLIDATED RETAINED EARNINGS AS OF JANUARY 1, 2013.

THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS WERE AUTHORIZED FOR ISSUANCE ON OCTOBER 16 2013 BY THE GROUP’S CHIEF FINANCIAL OFFICER.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 CONSISTED OF:

	2013		2012
BUILDINGS	Ps.	8,309,274	Ps.	8,345,913
BUILDING IMPROVEMENTS		347,465		1,332,400
TECHNICAL EQUIPMENT		62,513,408		57,024,320
SATELLITE TRANSPONDERS		7,869,492		7,869,492
FURNITURE AND FIXTURES		759,763		724,747
TRANSPORTATION EQUIPMENT		2,284,865		2,222,488
COMPUTER EQUIPMENT		4,913,185		4,249,163
LEASEHOLD IMPROVEMENTS		1,485,312		1,438,472
		88,482,764		83,206,995
ACCUMULATED DEPRECIATION		(47,702,925)		(43,392,016)
		40,779,839		39,814,979
LAND		4,616,544		4,556,265
CONSTRUCTION AND PROJECTS IN PROGRESS		4,430,308		3,896,078
	Ps.	49,826,691	Ps.	48,267,322

DEPRECIATION CHARGED TO INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 WAS PS.6,568,396 AND PS.5,510,192, RESPECTIVELY.

DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2013, THE GROUP INVESTED PS.8,627,115 IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES.

3.         DEBT AND FINANCE LEASE OBLIGATIONS:

DEBT AND FINANCE LEASE OBLIGATIONS OUTSTANDING AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 WERE AS FOLLOWS:
	2013		2012
U.S. DOLLAR DEBT:
6% SENIOR NOTES DUE 2018 (A)	PS.	6,541,671	PS.	6,388,636
6.625% SENIOR NOTES DUE 2025 (A)		7,447,042		7,240,710
8.50% SENIOR NOTES DUE 2032 (A)		3,911,125		3,821,000
6.625% SENIOR NOTES DUE 2040 (A)		7,720,939		7,538,562
TOTAL U.S. DOLLAR DEBT		25,620,777		24,988,908
MEXICAN PESO DEBT:
7.38% NOTES DUE 2020 (B)		9,950,040		9,944,750
8.49% SENIOR NOTES DUE 2037 (A)		4,482,841		4,482,297
7.25% SENIOR NOTES DUE 2043 (A)		6,429,738		-
BANK LOANS		8,588,440		8,586,064
BANK LOANS (SKY)		3,500,000		3,500,000
BANK LOANS (TVI)		1,676,150		1,489,400
TOTAL MEXICAN PESO DEBT		34,627,209		28,002,511
TOTAL DEBT (C)		60,247,986		52,991,419
LESS: SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT		437,535		375,000
LONG-TERM DEBT, NET OF CURRENT PORTION	Ps.	59,810,451	Ps.	52,616,419
FINANCE LEASE OBLIGATIONS:
SATELLITE TRANSPONDER LEASE OBLIGATION	Ps.	4,142,673	Ps.	4,132,365
OTHER		852,627		838,785
TOTAL FINANCE LEASE OBLIGATIONS		4,995,300		4,971,150
LESS: CURRENT PORTION		438,704		439,257
FINANCE LEASE OBLIGATIONS, NET OF CURRENT PORTION	Ps.	4,556,596	Ps.	4,531,893

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037, 2040 AND 2043, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93%, 6.97% AND 7.62% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037, 2040 AND 2043, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN THE GROUP’S CONTENT SEGMENT TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE SENIOR NOTES DUE 2043 ARE REGISTERED WITH BOTH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE MEXICAN BANKING AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES”).

(B)
INTEREST ON THESE NOTES (“CERTIFICADOS BURSÁTILES”) IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES DESIGNATED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN THE GROUP’S CONTENT SEGMENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

(C)	TOTAL DEBT IS PRESENTED NET OF UNAMORTIZED FINANCE COSTS AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012, IN THE AGGREGATE AMOUNT OF PS.826,004 AND PS.797,981, RESPECTIVELY.

4.         CONTINGENCIES:

THERE ARE SEVERAL LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS IS EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY´S MANAGEMENT IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.         EQUITY:

THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012, IS PRESENTED AS FOLLOWS:

	2013		2012
NOMINAL CAPITAL STOCK	PS.	2,494,410	PS.	2,494,410
CUMULATIVE INFLATION ADJUSTMENT (A)		2,483,716		2,483,716
TOTAL CAPITAL STOCK	PS.	4,978,126	PS.	4,978,126
ADDITIONAL PAID-IN CAPITAL		15,889,819		15,889,819
RETAINED EARNINGS		49,814,490		42,278,249
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		2,213,291		1,805,884
SHARES REPURCHASED		(12,627,388)		(13,103,223)
NET INCOME FOR THE PERIOD		5,284,449		8,760,637
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY	PS.	65,552,787	PS.	60,609,492

(A) ADJUSTMENT TO RECOGNIZE THE EFFECTS OF INFLATION IN CAPITAL STOCK THROUGH DECEMBER 31, 1997, DETERMINED BY APPLYING THE CHANGE IN THE MEXICAN NATIONAL CONSUMER PRICE INDEX BETWEEN THE DATES CAPITAL STOCK WAS CONTRIBUTED AND DECEMBER 31, 1997, THE DATE THROUGH WHICH THE MEXICAN ECONOMY WAS CONSIDERED HYPERINFLATIONARY UNDER THE GUIDELINES OF THE IFRS.

       ON APRIL 27, 2012, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND  OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L”, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2012 IN THE AGGREGATE AMOUNT OF PS.1,002,692; AND (II) THE CANCELLATION OF 4,563.5 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF 39 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2009, 2010 AND 2011.

      ON APRIL 2, 2013, THE COMPANY’S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND  OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L”, NOT IN THE FORM OF A CPO, WHICH  WAS PAID IN CASH IN MAY 2013 IN THE AGGREGATE AMOUNT OF PS.1,084,192.

     AS OF SEPTEMBER 30, 2013, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED AND HELD BY A COMPANY’S TRUST	OUTSTANDING
SERIES “A” SHARES	123,273,961,425	9,051,446,560	114,222,514,865
SERIES “B” SHARES	58,982,873,976	6,040,442,061	52,942,431,915
SERIES “D” SHARES	90,086,525,865	5,859,987,859	84,226,538,006
SERIES “L” SHARES	90,086,525,865	5,859,987,859	84,226,538,006
	362,429,887,131	26,811,864,339	335,618,022,792

 AS OF SEPTEMBER 30, 2013, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY AND THE COMPANY’S SHARES HELD BY A SPECIAL TRUST IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	-	-	-	PS.	-
HELD BY A COMPANY TRUST (2)	19,589,102,091	7,222,762,248	26,811,864,339		11,157,350
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		1,470,038
	19,589,102,091	7,222,762,248	26,811,864,339	PS.	12,627,388

(1)
DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2013 THE COMPANY DID NOT REPURCHASE ANY SHARES IN THE FORM OF CPOS. IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY IS RECOGNIZED AS A CHARGE TO EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AND ANY CANCELLATION OF SHARES REPURCHASED IS RECOGNIZED AS A REDUCTION OF THE COMPANY’S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

(2)
IN JANUARY 2013, THE COMPANY RELEASED 320,443,695 SHARES IN THE FORM OF 2,738,835 CPOS, IN THE AMOUNT OF PS.34,920, IN CONNECTION WITH THE STOCK PURCHASE PLAN. ADDITIONALLY, DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2013, THE LONG-TERM RETENTION PLAN ACQUIRED 1,438,582,509 SHARES OF THE COMPANY, IN THE FORM OF 12,295,577 CPOS, IN THE AMOUNT OF PS.785,376 AND RELEASED 2,459,691,702 SHARES IN THE FORM OF 21,023,006 CPOS, AND 378,529,398 SERIES “A” SHARES, IN THE AGGREGATE AMOUNT OF PS.801,737 IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.

(3)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY A SHARE-BASED COMPENSATION EXPENSE OF PS.437,445 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE.

6.         FINANCE (EXPENSE) INCOME:

FINANCE (EXPENSE) INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012, INCLUDED:

	2013		2012
INTEREST EXPENSE	PS.	(3,503,812)	PS.	(3,226,887)
FOREIGN EXCHANGE LOSS, NET		(304,321)		-
OTHER FINANCE EXPENSE, NET (1)		(157,560)		(840,547)
FINANCE EXPENSE		(3,965,693)		(4,067,434)
INTEREST INCOME (2)		791,679		721,031
FOREIGN EXCHANGE GAIN, NET		-		13,572
FINANCE INCOME		791,679		734,603
FINANCE EXPENSE, NET	PS.	(3,174,014)	PS.	(3,332,831)

(1)   OTHER FINANCE EXPENSE, NET, CONSISTED PRIMARILY OF LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS. IN THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012, THIS LINE ITEM  INCLUDED CHANGES IN FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.(32,308) AND PS.194,480, RESPECTIVELY. ALSO, IN THE NINE MONTHS ENDED SEPTEMBER 30, 2012, IT INCLUDED A NON-CASH CHARGE IN THE AMOUNT OF PS.933,000 RELATED TO THE RECLASSIFICATION OF CUMULATIVE CHANGES IN FAIR VALUE OF EQUITY FINANCIAL INSTRUMENTS AVAILABLE FOR SALE FROM ACCUMULATED OTHER COMPREHENSIVE INCOME, NET IN CONNECTION WITH THE GROUP’S CONVERSION OF CONVERTIBLE DEBENTURES ISSUED BY GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”) THE PARENT COMPANY OF IUSACELL, S.A. DE C.V. (“IUSACELL”),  INTO SHARES OF COMMON STOCK OF GSF.

(2)   IN THE NINE MONTHS ENDED SEPTEMBER 30, 2013, THIS LINE ITEM INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.160,694. IN THE NINE MONTHS ENDED SEPTEMBER 30, 2012, THIS LINE ITEM INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENTS IN CONVERTIBLE DEBENTURES ISSUED BY BMP AND GSF IN THE AGGREGATE AMOUNT OF PS.356,184. THE DEBENTURES ISSUED BY GSF WERE CONVERTED BY THE GROUP INTO SHARES OF CAPITAL STOCK OF GSF IN JUNE 2012.

7.         DEFERRED TAXES:

THE DEFERRED INCOME TAX ASSET, NET, AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012, WAS DERIVED FROM:

	2013		2012
ASSETS:
ACCRUED LIABILITIES	Ps.	517,727	Ps.	538,771
ALLOWANCE FOR DOUBTFUL ACCOUNTS		724,179		711,084
CUSTOMER ADVANCES		1,050,150		1,156,540
OTHER ITEMS		868,723		874,274
LIABILITIES:
INVENTORIES		(51,245)		(114,416)
PROPERTY, PLANT AND EQUIPMENT, NET		(617,884)		(722,688)
PREPAID EXPENSES AND TAX INTANGIBLE ASSET		(645,798)		(2,175,850)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		1,845,852		267,715
DEFERRED INCOME TAX OF FOREIGN SUBSIDIARIES		169,047		169,047
ASSETS TAX		726,230		903,484
FLAT RATE BUSINESS TAX		(239,515)		(239,515)
DEFERRED INCOME TAX ASSET, NET	Ps.	2,501,614	Ps.	1,100,731

THE EFECTS OF INCOME TAX PAYABLE AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, ARE AS FOLLOWS:

	2013		2012
TAX LOSSES OF SUBSIDIARIES, NET	Ps.	389,245	Ps.	431,872
LESS: CURRENT PORTION		53,158		59,801
NON-CURRENT PORTION	Ps.	336,087	Ps.	372,071

IN THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30, 2013, THE GROUP MADE PAYMENTS TO THE MEXICAN TAX AUTHORITIES FOR INCOME TAXES PRIMARILY IN CONNECTION WITH (I) CURRENT INCOME TAXES COMPUTED ON A TAX CONSOLIDATED BASIS FOR THE EIGHT MONTHS ENDED AUGUST 31, 2013 AND THE YEAR ENDED DECEMBER 31, 2012; (II) IETU (FLAT TAX) FOR THE EIGHT MONTHS ENDED AUGUST 31, 2013 AND THE YEAR ENDED DECEMBER 31, 2012; AND (III) AMOUNTS RESULTING FROM SETTLEMENTS MADE BY THE GROUP AND THE TAX AUTHORITIES FOR INCOME TAXES RELATED TO PRIOR YEARS.

8.         INFORMATION BY SEGMENTS AND SEASONALITY:

INFORMATION BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
2013:
CONTENT	Ps.	23,383,784	Ps.	661,219	Ps.	22,722,565	Ps.	10,860,541
PUBLISHING		2,290,575		44,418		2,246,157		184,470
SKY		11,917,600		18,280		11,899,320		5,553,219
CABLE AND TELECOM		12,539,367		58,446		12,480,921		4,475,572
OTHER BUSINESSES		3,208,066		209,382		2,998,684		296,725
SEGMENT TOTALS		53,339,392		991,745		52,347,647		21,370,527
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(991,745)		(991,745)		-		(834,052)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(7,278,088)
CONSOLIDATED TOTAL BEFORE OTHER INCOME		52,347,647		-		52,347,647		13,258,387	(1)
OTHER INCOME, NET		-		-		-		160,826
CONSOLIDATED TOTAL	Ps.	53,347,647	Ps.	-	Ps.	52,347,647	Ps.	13,419,213	(2)

2012:
CONTENT	Ps.	22,665,392	Ps.	528,009	Ps.	22,137,383	Ps.	10,603,377
PUBLISHING		2,452,643		46,089		2,406,554		312,080
SKY		10,654,866		56,737		10,598,129		4,953,625
CABLE AND TELECOM		11,533,410		45,165		11,488,245		4,233,643
OTHER BUSINESSES		3,150,853		283,211		2,867,642		168,564
SEGMENT TOTALS		50,457,164		959,211		49,497,953		20,271,289
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(959,211)		(959,211)		-		(847,459)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(6,174,626)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		49,497,953		-		49,497,953		13,249,204	(1)
OTHER EXPENSE, NET		-		-		-		(433,281)
CONSOLIDATED TOTAL	Ps.	49,497,953	Ps.	-	Ps.	49,497,953	Ps.	12,815,923	(2)

(1)	CONSOLIDATED TOTALS REPRESENTS INCOME BEFORE OTHER INCOME (EXPENSE).
(2)	CONSOLIDATED TOTALS REPRESENTS CONSOLIDATED OPERATING INCOME.

THE GROUP’S RESULTS OF OPERATIONS ARE SEASONAL. THE GROUP TYPICALLY RECOGNIZES A LARGE PERCENTAGE OF ITS CONSOLIDATED NET SALES (PRINCIPALLY ADVERTISING) IN THE FOURTH QUARTER IN CONNECTION WITH THE HOLIDAY SHOPPING SEASON. IN 2012 AND 2011, THE GROUP RECOGNIZED 28.6% AND 29.2%, RESPECTIVELY, OF ITS ANNUAL CONSOLIDATED NET SALES IN THE FOURTH QUARTER OF THE YEAR. THE GROUP’S COSTS, IN CONTRAST TO ITS REVENUES, ARE MORE EVENLY INCURRED THROUGHOUT THE YEAR AND GENERALLY DO NOT CORRELATE TO THE AMOUNT OF ADVERTISING SALES.

THE QUARTERLY NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY FOR THE FOUR QUARTERS ENDED SEPTEMBER 30, 2013 ARE AS FOLLOWS:

QUARTER	ACCUMULATED		QUARTER
4TH / 12	PS.	8,760,637	PS.	2,998,077
1ST / 13		1,069,667		1,069,667
2ND / 13		2,895,197		1,825,530
3RD / 13		5,284,449		2,389,252

9.         INVESTMENT IN JOINT VENTURE:

IN THE FIRST, SECOND AND THIRD QUARTERS OF 2013, THE GROUP MADE CAPITAL CONTRIBUTIONS IN CONNECTION WITH ITS 50% JOINT INTEREST IN GSF, THE PARENT COMPANY OF IUSACELL, IN THE AMOUNTS OF PS.260,000, PS.927,500 AND PS.150,000, RESPECTIVELY.

10.       OTHER TRANSACTIONS:

IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE, MAINLY FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 REPLACED INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND STARTED SERVICE IN THE FOURTH QUARTER OF 2012. THIS LEASE AGREEMENT CONTEMPLATES A MONTHLY PAYMENTS OF U.S.$3.0 MILLION TO BE PAID BY SKY BEGINNING IN THE FOURTH QUARTER OF 2012. IN OCTOBER 2012, THE GROUP RECOGNIZED THIS AGREEMENT AS A FINANCE LEASE OBLIGATION IN THE NET AMOUNT OF U.S.$326.3 MILLION (PS.4,192,955).

IN FEBRUARY 2012, THE GROUP EXCHANGED ITS 40.8% INTEREST IN LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, FOR A 14.5% EQUITY PARTICIPATION IN IMAGINA, A SIGNIFICANT PROVIDER OF CONTENT AND AUDIOVISUAL SERVICES FOR THE MEDIA AND ENTERTAINMENT INDUSTRY IN SPAIN. AS A RESULT OF THIS TRANSACTION, THE GROUP RECOGNIZED A PRE-TAX GAIN OF PS.24,856 IN THE CONSOLIDATED STATEMENT OF  INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND CLASSIFIED ITS INVESTMENT IN IMAGINA AS AN EQUITY FINANCIAL INSTRUMENT, WITH CHANGES IN FAIR VALUE RECOGNIZED AS OTHER COMPREHENSIVE INCOME OR LOSS.

IN MARCH 2013, THE GROUP RECEIVED U.S.$30 MILLION FROM UNIVISION RELATED TO THE RELEASE OF CERTAIN CARRIAGE RIGHTS WITH DIRECTV HELD BY THE GROUP IN THE UNITED STATES. THE GROUP RECOGNIZED THE PAYMENT MADE BY UNIVISION AS A NON-RECURRENT OTHER INCOME IN THE CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013.

IN JULY 2013, THE GROUP MADE AN INVESTMENT IN THE AMOUNT OF PS.7,000,000 IN CONVERTIBLE DEBT INSTRUMENTS WHICH, SUBJECT TO REGULATORY APPROVAL, WILL ALLOW THE GROUP O ACQUIRE 95% OF THE EQUITY INTEREST OF GRUPO ARES, S.A.P.I. DE C.V. (“ARES”), OWNER OF 51% OF THE EQUITY INTEREST OF GRUPO CABLE TV, S.A. DE C.V. (“CABLECOM”), A TELECOMMUNICATIONS COMPANY THAT OFFERS VIDEO, TELEPHONY AND DATA SERVICES IN MEXICO. IN ADDITION, ARES WILL HAVE AN OPTION TO ACQUIRE IN THE FUTURE, SUBJECT TO REGULATORY APPROVALS, THE REMAINING 49% OF THE EQUITY INTEREST OF CABLECOM. ALSO, AS PART OF THIS TRANSACTION, THE GROUP INVESTED IN A LONG-TERM DEBT INSTRUMENT ISSUED BY ARES IN THE AMOUNT OF U.S.$195 MILLION.

IN THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012, ROYALTY REVENUE FROM UNIVISION AMOUNTED TO PS.2,555,310 AND PS.2,382,231, RESPECTIVELY.
- - - - - - - - - - - -

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
CONSOLIDATED
Final Printing
COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	%OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
					ACQUISITION COST	BOOK VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	PRODUCTIONS OF T.V. PROGRAMS	34,151,934	33.00	141,932	50,978
2	BROADCASTING MEDIA PARTNERS, INC	PROMOTION AND/OR DEVELOPMENT OF ENTERTAINMENT COMPANIES	842,850	8.00	2,584,818	2,721,696
3	GSF TELECOM HOLDINGS, S.A.P.I. DE C.V.	PROMOTION AND/OR DEVELOPMENT OF TELECOM COMPANIES	150,000,000	50.00	20,075,557	18,469,825
4	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION AND DISTRIBUTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	719
5	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	5,780
6	ENDEMOL MEXICO, S.A. DE C.V.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	825
7	GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	54,667	633,893
8	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	846,198
9	OLLIN VFX, S.A. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.30	13,333	13,333
10	T&V S.A.S.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	50.00	312	312
TOTAL INVESTMENT IN ASSOCIATES					23,970,109	22,743,559

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANCO NACIONAL DE MÉXICO, S.A.	NO	4/20/2006	4/20/2016	8.74				2,100,000
BANCO SANTANDER , S.A.	NO	4/21/2006	4/21/2016	TIIE+24				1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NO	2/24/2011	2/21/2016	TIIE+1.90	66,690	198,770	266,760	609,028
BANCO SANTANDER, S.A	NO	3/30/2011	3/30/2016	8.12				1,998,000
BBVA BANCOMER, S.A.	NO	3/30/2011	3/30/2016	8.095				2,497,500
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.40						399,250
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.06					320,000	478,500
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2018	8.77						399,357
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5					625,000	1,870,834
AF BANREGIO, S.A. DE C.V.	NO	10/4/2012	10/2/2017	TIIE+2.50	900	2,700	6,000	9,600	18,400
HSBC MÉXICO, S.A.	NO	5/29/2013	5/29/2019	TIIE+1.70		18,475	45,500	45,500	45,500	192,327
OTHER
TOTAL BANKS					67,590	219,945	318,260	8,659,628	1,008,900	3,340,268	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,482,840
NOTES	NO	10/14/2010	10/1/2020	7.38						9,950,040
SENIOR NOTES	YES	5/14/2013	5/14/2043	7.25						6,429,738
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31												6,541,671
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												7,447,042
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												3,911,125
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97												7,720,939
SECURED					0	0	0	0	0	20,862,618	0	0	0	0	0	25,620,777
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST
CSI LEASING MÉXICO, S. DE R.L. DE C.V.	NO	12/1/2011	12/1/2014		20,609	31,009	5,075	249
ACACIA FUND, S.A. DE C.V.	NO	7/6/2010	2/21/2014			150,000
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	8/1/2030		83,536	83,003	79,420	76,699	291,496
INTELSAT GLOBAL SALES & MARKETING, LTD.	YES	10/1/2012	9/1/2027								42,971	133,703	190,012	204,356	219,785	3,351,846
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015								3,584	11,025	15,356	657
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2022								14,638	14,626	14,663	14,741	14,860	77,381
TOTAL CURRENT AND NON-CURRENT LIABILITIES WITH COST					104,145	264,012	84,495	76,948	291,496	0	61,193	159,354	220,031	219,754	234,645	3,429,227

SUPPLIERS
VARIOUS	NO	10/1/2013	9/30/2014			5,136,716
VARIOUS	YES	10/1/2013	9/30/2014									3,673,702
TOTAL SUPPLIERS					0	5,136,716	0	0	0	0	0	3,673,702	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					14,723,480	26,011	17,025	2,875	288,497
TRANSMISSION RIGHTS	NO						251,041	164,339	113,461	166,504
CUSTOMER DEPOSITS AND ADVANCES	NO						942,301
2010 MEXICAN TAX REFORM	NO						61,603	29,409	23,240	221,835
DERIVATIVE FINANCIAL INSTRUMENTS	NO							136,845	17,369	222,160
VARIOUS	YES											1,127,969				95,875
TRANSMISSION RIGHTS	YES												964,303	528,415	433,561	510,867
OTHER CURRENT AND NON-CURRENT LIABILITIES					0	14,723,480	1,280,956	347,618	156,945	898,996	0	1,127,969	964,303	528,415	433,561	606,742

TOTAL					171,735	20,344,153	1,683,711	9,084,194	1,457,341	25,101,882	61,193	4,961,025	1,184,334	748,169	668,206	29,656,746

NOTES

THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$13.1460	PESOS PER U.S. DOLLAR

DOES NOT INCLUDE TAX LIABILITIES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.52,834 AND PS.883,643, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

BANK LOANS AND SENIOR NOTES ARE PRESENTED NET OF UNAMORTIZED FINANCE COSTS IN THE AGGREGATE AMOUNT OF PS.826,004.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

MONETARY ASSETS	2,316,468	30,452,288	117,871	1,549,532	32,001,820

CURRENT	816,468	10,733,288	117,871	1,549,532	12,282,820

NON-CURRENT	1,500,000	19,719,000	0	0	19,719,000

LIABILITIES POSITION	2,834,757	36,594,491	56,140	738,016	37,332,507

CURRENT	341,708	4,492,093	44,345	582,959	5,075,052

NON-CURRENT	2,493,049	32,102,398	11,795	155,057	32,257,455

NET BALANCE	(518,289)	(6,142,203)	61,731	811,516	(5,330,687)

NOTES:

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	13.1460	PESOS PER U.S. DOLLAR
	17.7852	PESOS PER EURO
	12.7739	PESOS PER CANADIAN DOLLAR
	2.2779	PESOS PER ARGENTINEAN PESO
	0.6067	PESOS PER URUGUAYAN PESO
	0.0264	PESOS PER CHILEAN PESO
	0.0069	PESOS PER COLOMBIAN PESO
	4.7855	PESOS PER PERUVIAN NUEVO SOL
	14.5427	PESOS PER SWISS FRANC
	2.0866	PESOS PER STRONG BOLIVAR
	5.9409	PESOS PER BRAZILIAN REAL
	21.2891	PESOS PER STERLING LIBRA
	2.1480	PESOS PER CHINESE YUAN

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, U.S.$600 MILLION AND PS.6,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037, 2040 AND 2043, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY THE COMPANY WITH FOUR MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.8,600 MILLION, AND MATURITIES BETWEEN 2016 AND 2021, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH A RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE LONG-TERM LOANS ENTERED INTO BY SKY WITH TWO MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500 MILLION, WITH A MATURITY IN 2016, AND GUARANTEED BY THE COMPANY, SKY IS REQUIRED TO MAINTAIN (A) CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) CERTAIN RESTRICTIVE COVENANTS ON INDEBTEDNESS, LIENS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE WITH FINANCIAL RESTRICTIONS

AT SEPTEMBER 30, 2013, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT

TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(978,443)

CONTENT:
ADVERTISING		16,337,514			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					SABRITAS, S. DE R.L. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					BIMBO, S.A. DE C.V.
					MARCAS NESTLÉ, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					FRABEL, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		2,112,488			MEGA CABLE, S.A. DE C.V.
					GRUPO CABLE TV DE SAN LUIS POTOSI, S.A. DE C.V.
					CABLEVISIÓN RED, S.A. DE C.V.
LICENSING AND SYNDICATIONS		452,876			VARIOUS

PUBLISHING:
MAGAZINE CIRCULATION	22,041	405,926		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMÓVIL PANAMERICANO MAGAZINE
				TÚ MAGAZINE
				ESPECIAL MARVEL SEMANAL MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				MUY INTERESANTE JUNIOR MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		455,146			FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					FRABEL, S.A. DE C.V.
					INTERNACIONAL DE CERAMICA, S.A.B. DE C.V.
					COLGATE PALMOLIVE, S.A. DE C.V.
					AMERICAN EXPRESS COMPANY (MÉXICO), S.A. DE C.V.
					DISTRIBUIDORA KROMA, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
OTHER INCOME		10,942			VARIOUS
SKY :
DTH BROADCAST SATELLITE		10,729,040		SKY	SUBSCRIBERS
PAY PER VIEW		156,930
CHANNEL COMMERCIALIZATION		219,547			COMPAÑÍA INTERNACIONAL DE RADIO Y TELEVISIÓN, S.A.
					WALT DISNEY STUDIOS SONY PICTURES RELEASING
					DE MEXICO, S. DE R.L. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		5,584,283		CABLEVISIÓN, CABLEMÁS Y TVI	SUBSCRIBERS
INTERNET SERVICES		2,757,117
SERVICE INSTALLATION		77,537
PAY PER VIEW		45,124
CHANNEL COMMERCIALIZATION		327,986			MULTILMEDIOS S.A. DE C.V.
					SINTESIS COMUNICACIÓN, S.A. DE C.V.
					COPPEL, S.A. DE C.V.
					PROMOVISIÓN DEL CARIBE, S.A. DE C.V.
TELEPHONY		1,675,011
TELECOMMUNICATIONS		1,687,406		BESTEL	SUBSCRIBERS
OTHER		76,734
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		173,954			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					EN PANTALLA PRODUCCIONES INTERNACIONALES, S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		785,683		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				IMPULSORA DEL DEPORTIVO NECAXA	FEDERACIÓN MEXICANA DE FÚTBOL, A.C.
				ESTADIO AZTECA	AFICIÓN FUTBOL, S.A. DE C.V.
GAMING		1,465,474		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		423,416			COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
					STARCOM WORLDWIDE, S.A. DE C.V.
					OPTIMUM MEDIA DIRECTION DE MÉXICO, S.A. DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					TIENDAS SORIANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION	7,093	118,573		HOLA MÉXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ENTREPRENEUR MAGAZINE	DEALERS
				MONSTER HIGH MAGAZINE	COMMERCIAL CENTERS (MALLS)
				BRAVO POR TI MAGAZINE
				RECETAS DE LAS MEJORES MARCAS MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		99,239			CC MEDIOS Y COMUNICACIONES, C.A.
NETWORK SUBSCRIPTION REVENUE		512,485			GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV ARGENTINA SOCIEDAD ANONIMA
					AMNET CABLE COSTA RICA, S.A.

LICENSING AND SYNDICATIONS		3,760,208		TELEVISA	NETFLIX, INC
				TELEVISA	CORPORACIÓN VENEZOLANA DE TELEVISIÓN, C.A.
				TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	TVSBT CANAL 4 DE SAO PAULO, S.A.
				TELEVISA	COMPAÑIA TELEVISORA HONDUREÑA, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		69,587		CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		40,942			NETFLIX, INC

INTERSEGMENT ELIMINATIONS		(4,835)

SUBSIDIARIES SALES ABROAD
CONTENT:
ADVERTISING		108,974			INITIATIVE MEDIA, INC.
					OPTIMUM MEDIA DIRECTION, INC.
					GROUP M MATRIX
PUBLISHING:
MAGAZINE CIRCULATION	35,802	658,049		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TÚ MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		760,512			DIGITAS, INC.
					ESPACIOS, S.A.
					ALMACENES ÉXITO, S.A.
					MEDIACOM MIAMI
SKY:
DTH BROADCAST SATELLITE		812,083		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		308,169		BESTEL	SUBSCRIBERS
OTHER BUSINESS:
PUBLISHING DISTRIBUTION:	6,250	98,060		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				HOLA MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				HELLO KITTY MAGAZINE
				MAESTROS DE LA ARQUITECTURA MAGAZINE
RENTALS OF MOVIES/FILMS		32,377			LIONS GATES FILMS, INC.
INTERSEGMENT ELIMINATIONS		(8,467)

TOTAL	71,186	52,347,647

ANALYSIS OF PAID CAPITAL STOCK CHARACTERISTIC OF THE SHARES
CONSOLIDATED
Final Printing
SERIES	NOMINAL VALUE (PS.)	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	114,222,514,865	0	114,222,514,865	0	848,428	0
B	0.00000	0	52,942,431,915	0	52,942,431,915	0	405,948	0
D	0.00000	0	84,226,538,006	0	84,226,538,006	0	620,017	0
L	0.00000	0	84,226,538,006	0	0	84,226,538,006	620,017	0
TOTAL			335,618,022,792	0	251,391,484,786	84,226,538,006	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							335,618,022,792

NOTES:

THE NUMBER OF OUTSTANDING SHARES PRESENTED IN THE TABLE ABOVE PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED.  SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

11060060: AS OF SEPTEMBER 30, 2013, AND DECEMBER 31 , 2012, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.5,246,381 AND PS.4,462,348, RESPECTIVELY.

12080050: AS OF SEPTEMBER 30, 2013, AND DECEMBER 31 , 2012, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.8,672,674 AND PS.6,435,609, RESPECTIVELY.

91000010: AT SEPTEMBER 30, 2013 DOESN´T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.52,834 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.           Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the third quarter of 2013, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until September 30th, 2013, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);

2.	Interest rate and inflation-indexed swaps;

3.	Cross-currency principal and interest rate swaps;

4.	Swaptions;

5.	Forward exchange rate contracts;

6.	FX options;

7.	Interest Rate Caps and Floors contracts;

8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.	Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from July to September 2013, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.           General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting-wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.           Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.           Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, three “Knock-out Option Calls” agreements through which Grupo Televisa, S.A.B. (“Televisa”) hedged against severe Mexican Peso depreciation for a notional amount of U.S.$52,500,000.00 (Fifty Two Million Five Hundred Thousand Dollars 00/100) by paying premiums, expired. These options were entered in December 2011, and expired with Televisa not exercising them in July and September 2013.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.           Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
September 30, 2013
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value		Maturing per Year	Collateral/Lines of Credit/Securities Pledged
			Current Quarter	Previous Quarter (5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(136,845)	(117,385)	Monthly interest 2013-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(222,160)	(185,648)	Monthly interest 2013-2018	Does not exist (6)
FX Options (1)	Hedging	USD 285,000	USD 285,000	USD 337,500	9,016	9,941	2013 - 2015	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps.1,494,390	TIIE 28 days / 5.099%	TIIE 28 days / 5.032%	(17,369)	(4,823)	Monthly Interest 2013-2019	Does not exist (6)
Forward (3)	Hedging	USD 4,000 / Ps.48,874	USD 4,000 / Ps.48,874	USD 12,000 / Ps.148,895	3,744	10,141	2013	Does not exist (6)
				Total	(363,614)	(287,774)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of September 30, 2013, included in the relevant SIFIC, is as follows:

11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	5,892
12080010	FINANCIAL DERIVATIVE INSTRUMENTS		6,868
22050010	FINANCIAL DERIVATIVE INSTRUMENTS		(376,374)
		Ps.	(363,614)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.

(5)	Information for the second quarter of 2013.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN	/s/ SALVI FOLCH VIADERO
EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

 MÉXICO, D.F., OCTOBER 24, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 29, 2013	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel